FORM 51-102F3

MATERIAL CHANGE

REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Americas Silver Corporation (“Americas Silver” or the “Corporation”) 145 King Street West, Suite 2870 Toronto, ON M5H 1J8

ITEM 2:	DATE OF MATERIAL CHANGE

June 9, 2016 and June 14, 2016

ITEM 3:	NEWS RELEASE

Press releases with respect to the material change referred to in this report were issued on June 9, 2016 and June 14, 2016, a copies of which are attached as Schedule “A”.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On June 9, 2016, the Corporation announced that it had successfully closed a private placement for approximately 67 million units (the “Units”) at a price of C$0.30 per Unit, for total gross proceeds of approximately C$20 million (the “Unit Offering”). Also on June 14, 2016 the Corporation announced that it had successfully closed a concurrent private placement for 38,525,000 subscription receipts (the “Subscription Receipts”) at a price of C$0.30 per Subscription Receipt for total gross proceeds of approximately C$11.6 million (the “SR Offering”).

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

The gross proceeds of the Unit Offering were approximately C$20 million. The Company issued 66,666,667 Units at a price of C$0.30 per Unit. Each Unit issued consists of one common share and one quarter of one common share purchase warrant (each whole warrant a “Warrant”). Each whole Warrant entitles the holder to acquire one common share of the Company at an exercise price of C$0.39 for a period of 5 years following the closing date of the Unit Offering.

The gross proceeds of the SR Offering were approximately C$11.6 million. The Company issued 38,525,000 Subscription Receipts at a price of C$0.30 per Subscription Receipt. Each Subscription Receipt entitles to the holder one Unit with each Unit issued consisting of one common share and one quarter of one common share purchase warrant. Each whole Warrant entitles the holder to acquire one common share of the Company at an exercise price of C$0.39 for a period of 5 years following the closing date of the SR Offering.

The Unit and SR Offerings were co-led by GMP Securities L.P. and Medalist Capital Ltd., on behalf of a syndicate of agents including Cormark Securities Inc. and Mackie Research Capital Corporation. A commission for the services of the agents was paid in compliance with the Agency Agreements dated June 9, 2016 and June 14, 2016.

The gross proceeds of the SR Offering less the expenses of the Agents have been placed in escrow (the “Escrowed Funds”) and will be released upon the Company having obtained shareholder approval of the Offering in accordance with applicable corporate and securities laws, including approval of the Toronto Stock Exchange and completion of certain other administrative matters (the “Release Conditions”) on or before the release deadline (the “Escrow Release”). In the event of such Escrow Release, the Company will receive the escrowed funds, less the Agents’ commission with respect to the Offering, any remaining expenses of the Agents and the Agents’ pro rata portion of the interest earned on the escrowed proceeds. If the Release Conditions are not satisfied on or before the release deadline, or if prior to such date the Company advises GMP or announces to the public that it does not intend to satisfy the Release Conditions, the escrow agent will return to each holder of the Subscription Receipts, an amount equal to the aggregate purchase price for the Subscription Receipts held by such holder, together with a pro rata portion of the interest earned on the escrowed proceeds.

All securities issued in the offerings are subject to a statutory four month hold period.

The securities described herein have not been registered under the United States Securities Act of 1933 as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United Sates except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom.

ITEM 6: 102	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Darren Blasutti
President and Chief Executive
Officer (416) 848-9503

ITEM 9:	DATE OF REPORT

June 17, 2016

AMERICAS SILVER CORPORATION

by
Name: Peter J. McRae
Title: Senior Vice President
Corporate Affairs & General Counsel

SCHEDULE
"A" PRESS
RELEASES

AMERICAS SILVER CORPORATION ANNOUNCES CLOSING OF C$20 MILLION FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – June 9, 2016 – Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (the “Company”) is pleased to announce that, further to its press release on May 20, 2016, it has closed the private placement of approximately 67 million units (the “Units”) at a price of C$0.30 per Unit, for total gross proceeds of approximately C$20 million (the “Offering”). A concurrent private placement of subscription receipts announced May 24, 2016 (the “Concurrent Offering”) with additional gross proceeds of up to C$11.5 million is expected to close on or about Tuesday June 14, 2016. The proceeds of the Concurrent Offering will be held in escrow pending satisfaction of release conditions including shareholder approval.

Each Unit consists of one common share of the Company (each a “Common Share”) and one quarter of one Common Share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share (each, a “Warrant Share”) at an exercise price of C$0.39 per Warrant Share for a period of 5 years following the closing date of the Offering.

The Offering was co–led by GMP Securities L.P. and Medalist Capital Ltd., on behalf of a syndicate of agents including Cormark Securities Inc. and Mackie Research Capital Corporation.

The net proceeds of the Offering are expected to be used by the Company for capital programs at the Galena Complex and San Rafael Property, debt repayment, working capital and general corporate purposes.

All securities issued in the Offering are subject to a statutory four month hold period.

The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About Americas Silver Corporation

The Company is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

For further information please see SEDAR or www.americassilvercorp.com.

Cautionary Statement on Forward–Looking Information:

This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the closing of the Concurrent Offering and the use of proceeds of the Offering, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the San Rafael prefeasibility study, estimates of mineral reserves and resources, realization of mineral reserve estimates, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward–looking information can be identified by forward–looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward–looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward– looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward–looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:

Darren Blasutti
President and
CEO
416–848–9503
www.americassilvercorp.com

Americas Silver Corporation Announces Closing of the Concurrent Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – June 14, 2016 – Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (the “Company”) is pleased to announce that, further to its press releases on May 24, 2016 and June 9, 2016, it has closed the concurrent private placement of 38,525,000 subscription receipts (the “Subscription Receipts”) at a price of C$0.30 per Subscription Receipt, for total gross proceeds of approximately C$11.6 million (the “Offering”). The additional proceeds from the Offering will be used to address the equity component of the overall financing package for San Rafael, with the remaining funding subject to advanced discussions with potential lenders and offtakers.

Combined with the original private placement, the Company has raised aggregate gross proceeds of approximately C$32 million. The net proceeds of the original private placement and Offering are expected to be used by the Company for capital programs at the Galena Complex and San Rafael Property, debt repayment, working capital and general corporate purposes.

The Offering was co–led by GMP Securities L.P. (“GMP”) and Medalist Capital Ltd., on behalf of a syndicate of agents including Cormark Securities Inc. and Mackie Research Capital Corporation.

Each Subscription Receipt will be deemed to be exchanged upon satisfaction of the Release Conditions (as defined below) on or before September 19, 2016 (the “Release Deadline”), without payment of any additional consideration, for one unit (each a “Unit”) of the Company being comprised of one common share of the Company (each a “Common Share”) and one quarter of one Common Share purchase warrant of the Company (each whole warrant a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one Common Share (each a “Warrant Share”) at an exercise price of C$0.39 per Warrant Share until June 14, 2021.

The gross proceeds of the Offering, less the expenses of the Agents, have been placed in escrow and will be released upon the Company having obtained shareholder approval of the Offering in accordance with applicable corporate and securities laws, including approval of the Toronto Stock Exchange and completion of certain other administrative matters (the "Release Conditions") on or before the Release Deadline (the “Escrow Release”). In the event of such Escrow Release, the Company will receive the escrowed funds, less the Agents’ commission with respect to the Offering, any remaining expenses of the Agents and the Agents’ pro rata portion of the interest earned on the escrowed proceeds. If the Release Conditions are not satisfied on or before the Release Deadline, or if prior to such date the Company advises GMP or announces to the public that it does not intend to satisfy the Release Conditions, the escrow agent will return to each holder of the Subscription Receipts, an amount equal to the aggregate purchase price for the Subscription Receipts held by such holder, together with a pro rata portion of the interest earned on the escrowed proceeds.

All securities issued in the Offering are subject to a statutory four month hold period.

The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About Americas Silver Corporation

The Company is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

For further information please see SEDAR or www.americassilvercorp.com.

Cautionary Statement on Forward–Looking Information:

This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, receipt of shareholder and regulatory approval for the Escrow Release and conversion of the Subscription Receipts, the use of proceeds of the Offering, the Company’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the San Rafael prefeasibility study, estimates of mineral reserves and resources, realization of mineral reserve estimates, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward–looking information can be identified by forward– looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward–looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward–looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward–looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:

Darren Blasutti
President and
CEO
416–848–9503
www.americassilvercorp.com